HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
-------
Will Hart
                                February 7, 2011

Kristin Lockhead
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Biocurex, Inc.

This office represents Biocurex, Inc. This letter provides the Company's responses to the comments received from the staff by letter dated December 29, 2010. The paragraph numbers in this letter correspond with the paragraph numbers in the staff's letter.

1. Instruction 2 to paragraph 303(a) of Item 303 of Regulation S-K requires an evaluation of "the amounts and certainty of cash flows from operations and from outside sources." The Company does to have any revenues or commitments from any person to provide the Company with additional capital. As a result, the evaluation required by instruction 2 is not possible.

     Nevertheless, trying, for example, to explain to someone without an accounting background why an increase in accounts payable increases cash flow from operating activities would either require a "mini accounting lesson" in the 10-K report or would be completely futile. On the other hand, someone experienced in accounting would understand the Company's statement of cash flows and the reasons for the differences between income (or losses) from operations and net cash provided by (or used) in operating activities.

2. Comment noted.

3. To the extent more than one factor contributes to a material change in a line item, disclosure will be made of the other factor or factors.

4. The reason for the decrease in research and development should have been disclosed in the 10-K. We do not have any reason why it was not disclosed.

5. The Company will file an 8-K report stating that management's conclusion as to the Company's effectiveness of its internal control was as of December 31, 2009.

6. The impairment loss in 2008 should have been included in operating expenses. However, since the impairment loss was slightly more than 1% of the Company's total loss for the year, the error is not material.

7. In response to this comment, the Company will use the following disclosure in future filings:


     Revenue Recognition. Revenue from license fees for the RECAF Technology is recognized when the customers have been issued a license and collectability is reasonably assured. Amounts billed under annual license arrangements are recognized as revenues rateably over the license period.


8. On December 4, 2007, the Company entered into a license agreement with Inverness Medical Switzerland GmbH. As consideration for the license, Inverness agreed to pay the Company a fee of $1,000,000 payable in two equal installments of $500,000. The first installment was due within 30 days after the signing of the agreement and the second installment was due six months later. These payments were not refundable and could not be credited against future royalty obligations.

     The Company has followed Staff Accounting Bulletin PersonNameTopic 13A3(f) and believes, under the specific facts and circumstances in this case, that the entire up-front $1 million fee referred to in the License Agreement was appropriately recognized in 2008. PersonNameThe successful transfer of particular materials (RECAF Materials pursuant to Section 3.2.1 and RECAF PersonNameTechnology pursuant to section 3.2.4) and particular Assistance to be provided with respect to these transfers (pursuant to Section 3.2.5) had independent utility to Inverness and represented a separate earnings event.
Section 3.2.1 required the Company to transfer RECAF Materials successfully within 90 days of the December 4, 2007 Effective Date of the License Agreement.
Section 3.2.4 required the Company to successfully transfer additional materials with respect to RECAF Technology within 30 days of the Effective Date of the License Agreement. Work on these transfers began in the first quarter of 2008; and it was determined that an additional quarter would be required to complete these transfers successfully. As defined in the License Agreement, these Materials and this PersonNameTechnology would be deemed to have been transferred successfully once Inverness was able to produce RECAF Material in sufficient quantities to support its research and development and other commercialization efforts. PersonNameThe Assistance to be provided by the Company to Inverness was to be furnished solely for the purpose of ensuring these successful transfers of RECAF Material and RECAF PersonNameTechnology. These transfers were accomplished by the Company in accordance with the criteria specified in the License Agreement (Section 3.2.2). As a result, Section 3.2.3 of the Agreement ("Unsuccessful Transfer") was not applicable. Once these transfers were accomplished, the Company was no longer required to provide Assistance to Inverness pursuant to Section 3.2.5 of the Agreement.

     Based on the foregoing, no revenue was recognized in the quarter ended December 31, 2007, the period in which the December 4, 2007 License Agreement was entered into - but, during which period, no transfers or services occurred and the Company was not yet able to accurately estimate the period over which the Company would be required to provide transfers and Assistance to Inverness in order to complete a successful transfer. During the quarter ended March 31, 2008, the Company determined that the successful transfers of RECAF Material and PersonNameTechnology would not be completed within 90 days of the Effective Date, but would be completed during the quarter ending June 30, 2008; i.e. the work would be done over two quarters. Accordingly, 50% of the up-front fee (namely $500,000) was recognized in the March quarter. Inverness was able to produce RECAF Material in sufficient quantities to support its research and development and other commercialization efforts during the quarter ended June 30, 2008. Accordingly, the $500,000 balance of the up-front fee was recognized in the June quarter. While the Company has had periodic contact with Inverness subsequent to June 30, 2008, none was in fulfillment of its obligations to transfer Materials and PersonNameTechnology or to provide Assistance under the License Agreement - since these obligations had been satisfied by June 30, 2008.


9. In accordance with ASC 470-60 the Company determined that the creditor did not grant a concession even though the payments were deferred as the total amount owing by the Company was increased. As a result, the November 2008 amendment was accounted for as a modification under guidance ASC 470-50 as the present value of the cash flows under the terms of the new debt instrument was greater than 10% different from the previous debt instrument. In accordance with ASC 470-50-40 the modification was treated as an exchange of debt instruments and the new debt was recorded at fair value. The fair value was used to determine the $906,496 loss on extinguishment of debt.

     The August 2009 amendment was accounted for as an exchange under guidance ASC 470-50. The Company deemed the terms of the amendment to be substantially different on the basis that the present value of the cash flows under the terms of the July 1, 2009 debt instrument was greater than 10% different from the November 26, 2008 debt instrument, resulting in the convertible debt extinguished and exchanged for new convertible debt.

     Pursuant to the loan modification agreement, all interest due on the notes through June 30, 2009 was added to the principal balance resulting in an aggregate principal amount of $2,150,000 to be paid on December 31, 2012. A discount of $476,757 was recorded to reflect a present value of $1,673,243 on the $2,150,000 loan. On the date of extinguishment, all components pertaining to the old loan were reversed and all components pertaining to the new loan were recorded. The difference of $969,527 was recorded as gain on extinguishment of debt. As you can see, the $476,757 discount is unrelated to the $969,527 gain on extinguishment of debt as the former pertains to new loan.

10. On August 31, 2009, the Company entered into a loan modification agreement (the "Modification Agreement") with CAMOFI Master LDC and CAMHZN Master LDC. According to the agreement, the conversion price on the convertible debt would be adjusted to the calculation described in the Modified Agreement if the Company undertakes certain equity issuances subsequent to the Amended Issue Date that do not meet the definition of Exempt Issuances. On January 19, 2010, 28,500,000 stock options were granted that were not Exempt Issuances. As a result, the conversion price was adjusted from $0.14 to $0.13.

     The Company determined that there was not an embedded derivative under ASC 815-15-25 because the contract was convertible into a fixed number of shares and is conventional convertible debt as defined in 815-40-25-41. As a result, the embedded conversion feature is indexed to the Company's own equity and the additional considerations necessary for equity classification do not apply.

     As the debt was convertible into a fixed number of shares but the conversion price was adjusted as a result of a contingent event, the Company accounted for the conversion feature in accordance with ASC 470-20. Pursuant to ASC 470-20, the conversion price was adjusted as a result of a contingent event and the Company recognized the incremental intrinsic value that resulted from the resolution of the contingency on the date that the triggering event occurred. During the nine months ended September 30, 2010, the Company recognized the incremental intrinsic value relating to the contingently adjusted conversion price of $23,213. The incremental intrinsic value will be accreted over the remaining life of the convertible debt.


11. Comment noted.

12. Comment noted.

13. The line item that reads "Gain (loss) on derivative" in the Form 10-Q refers to the line item that reads "Loss on issuance of shares" in the Form 10-K.

     The Company has entered into arrangements with two of its legal counsels whereby services provided by the legal counsels will be paid by the Company is the form of shares. The legal counsels will then sell the shares on the open market, and proceeds received on the sale will be deducted from the amount due to them from the Company. A "loss on derivative" for the year ended 2009 indicates that the fair value of the "unsold shares" issued to the legal counsels at year end fall below the fair value at the time that they were issued to the legal counsels.

     For example, the Company issued 150,000 shares to the legal counsels. At the time, the shares were valued at $0.24 per share for a fair value of $36,000, which also corresponds to the amount due to the legal counsels at the time. During the year, the legal counsels sold 100,000 of the shares at $0.20 per share for proceeds of $20,000. At year end, the remaining 50,000 shares that remain unsold had a market value of $0.22 per share. In this example, the loss on derivative will be computed as follows:

      Fair value of shares at year end = 50,000 shares * $0.22 = $11,000 Less:
      Amount due to legal counsels = $36,000 - $20,000 proceeds received = $16,000 Loss on derivative = $11,000 - $16,000 = $5,000

     As the fair values and related gains and losses on the change in fair value of the derivatives were immaterial these derivatives were not discussed in the notes to the financial statements.

14. Each warrant allows the holder to purchase one common share of the Company for $0.107 per share for a term expiring on January 15, 2015. The warrants were classified as equity in accordance with 815-40-25 as they require settlement in shares. There is no requirement for cash settlement and the warrants meet the additional requirements for equity classification included in 815-40-25.

     The shares issuable upon the exercise of the warrants were registered prior to the issuance of the warrants, and therefore, the Company met the exception outlined in 815-40-25-16, for the settlement in unregistered shares requirement.

     The Company has sufficient authorized and unissued shares after considering all other commitments that may require the issuance of stock. The number of shares issuable upon the exercise of the warrants are fixed. There are no required cash payments if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission.

     The warrants do not include cash settled top-off or make-whole provisions. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. Finally, the warrants do not require the Company to post collateral at any point or for any reason.

     As the warrants meet all of the requirements for equity classification and there is no requirement for cash settlements, the Company classified the warrants as equity.

     The acknowledgment from the Company will be sent under separate cover.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.

                                    By   /s/ William Hart
                                      -----------------------------
                                      William T. Hart